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SÃO PAULO
REGISTERED FOREIGN LAWYER		SEOUL
Z. JULIE GAO (CALIFORNIA)		SHANGHAI
SINGAPORE
TOKYO
TORONTO
April 29, 2022

VIA EDGAR

Ms. Susan Block

Mr. John Stickel

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1 (Registration No. 333-256322)

Dear Ms. Block, Mr. Stickel, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 3, 2022 on the Company’s Amendment No. 11 to registration statement on Form F-1 filed on January 7, 2022 (the “Staff Letter”). Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 12 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its goal.

U.S. Securities and Exchange Commission

April 29, 2022

Comments in the Staff Letter

The Staff’s comments from the Staff Letter are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing each of the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 11 to Registration Statement of Form F-1

Cover Page

1.

We note your disclosure about the Holding Foreign Companies Accountable Act. Please also disclose on the cover page that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, the company’s shares could be prohibited from trading and delisted after two years instead of three. Also, add similar disclosure to the third bullet in the summary of risk factors on page 8.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and on pages 8, 9 and 10 of the Registration Statement.

Prospectus Summary, page 1

2.

We note your disclosure on pages 8 and 22 that you are not required to obtain permissions or approvals from PRC authorities to operate and issue your ADSs to foreign investors, including permissions from the CSRC or CAC. Please also provide such disclosure in the prospectus summary, and describe in the prospectus summary, summary risk factor and risk factor disclosures any specific consequences to you and your investors if you or your subsidiaries: (i) inadvertently concluded that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and on pages 9, 10, 25 and 26 of the Registration Statement.

U.S. Securities and Exchange Commission

April 29, 2022

Cash Transfer and Dividends, page 17

3.

We note your disclosure that you maintain your bank accounts and balances primarily in licensed banks in Hong Kong and Singapore. Please clarify, if true, that most of your cash is in Hong Kong dollars, and address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. Add similar disclosure to the first risk factor on page 18 and in the summary of risk factors on page 8.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 20 and 21 of the Registration Statement.

The PRC government has significant authority to intervene or influence the China or Hong Kong operations, page 18

4.

We note your disclosure that your business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. Please also expand your disclosure in the second sentence to clarify that the PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which, if extended to your Hong Kong operations, could result in a material adverse change to your “business, prospects, financial condition, and results of operations” and the value of the ADSs.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and on pages 8 and 21 of the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP